U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39137

Fresh2 Group Limited

650 5TH AVE STE 2416

NEW YORK, NY 10019-6108

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

EXPLANATORY NOTE

On July 21, 2023, Fresh2 Group Limited (the “Company”) appointed Mr. Yidong Hu as the Chief Strategy Officer of the Company, effectively immediately.

Since 2009, Mr. Hu has served as the chairman of the board and the chief executive officer of Shenzhen Yinhetong Technology Co., Ltd. and SMI Holdings Group Limited, an investment holding company that operates theaters China and was previously listed on the Hong Kong Exchange (0198.HK). Mr. Hu obtained an EMBA degree from Graduate School of Tsinghua University and a bachelor’s degree in English from Linyi University in Shandong, China.

On August 30, 2018, the China Securities Regulatory Commission decided to impose a 10-year ban on Mr. Hu’s participation in the securities market. As a result of this ban, Mr. Hu is prohibited from being involved in any securities-related business or hold positions as a director, supervisor, or senior executive in any listed or non-listed public company in China during the 10-year period.

Pursuant to the rules and regulations of the Securities and Exchange Commission, the information set forth in this Report is deemed to have been furnished and shall not be deemed to be “filed” under the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresh2 Group Limited

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer

Dated: July 21, 2023

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